[GRAPHIC]

                              Decidedly Different.



                           [WEST BANCORPORATION LOGO]

               --------------------------------------------------

                               2007 ANNUAL REPORT

                    West Bancorporation, Inc. & Subsidiaries

FINANCIAL HIGHLIGHTS            (dollars in thousands, except per share amounts)

                                           2007            2006            2005            2004            2003
                                        --------------------------------------------------------------------------
YEAR-END BALANCES
         Assets                         $1,339,968      $1,268,536      $1,244,380      $1,148,435      $1,000,612
         Investment securities             237,378         261,578         274,719         347,052         274,913
         Loans                             985,423         904,422         867,504         725,845         599,355
         Non-performing loans                5,877             650           4,912             860           1,793
         Deposits                          910,925         925,334         944,893         865,932         705,074
         Stockholders' equity              121,606         113,812         104,521          97,620          92,896

AVERAGE BALANCES
         Assets                          1,309,119       1,298,410       1,192,208       1,066,511         932,907
         Investment securities             252,477         270,484         313,015         301,718         246,823
         Loans                             945,669         918,992         785,164         645,875         531,033
         Deposits                          903,972         991,603         862,376         764,741         608,544
         Stockholders' equity              116,683         107,345         100,392          94,209          88,742

RESULTS OF OPERATIONS
         Net interest income                38,204          39,067          38,373          35,647          32,322
         Provision for loan losses           2,350           1,725           1,775           1,200             850
         Noninterest income                 16,052          15,871          11,517          10,706           9,305
         Noninterest expense                24,510          24,678          18,645          16,968          14,694
         Income before income taxes         27,396          28,535          29,470          28,185          26,083
         Net income                         18,920          19,407          20,075          18,614          17,283

PER COMMON SHARE
         Net income                           1.08            1.11            1.14            1.06            0.98
         Dividends                           0.640           0.625           0.610           0.595           0.580
         Book value                           6.96            6.49            5.96            5.57            5.25
         Closing price                       13.04           17.78           17.81           16.77           15.67

RATIOS
         Return on average equity            16.21%          18.08%          20.00%          19.76%          19.48%
         Return on average assets             1.45%           1.49%           1.68%           1.75%           1.85%
         Effciency ratio                     43.91%          43.42%          36.22%          35.78%          34.78%
         Net interest margin                  3.28%           3.38%           3.62%           3.71%           3.77%
         Average equity as %
           of average assets                  8.91%           8.27%           8.42%           8.83%           9.51%
         Allowance for loan losses
           as % of loans                      0.91%           0.94%           0.88%           0.90%           1.00%
         Net charge-offs as %
           of average loans                   0.20%           0.09%           0.09%           0.10%           0.05%
         Non-performing loans
           as % of loans                      0.60%           0.07%           0.57%           0.12%           0.30%

--------------------------------------------------------------------------------

                              SHAREHOLDERS' LETTER
--------------------------------------------------------------------------------

Dear Shareholder:

At the end of 2006, we predicted that 2007 would be a challenging year for the Company. We were correct.

Net income for the Company was $18,920,000 or $1.08 per share, down 2.51% from $19,407,000 or $1.11 per share in 2006. Return on average equity was 16.21% and return on average assets was 1.45%. The overall efficiency ratio was 43.91%, while the efficiency ratio for our subsidiary, West Bank, was 34.04%.

Net interest income earned by West Bank continues to be the biggest driver of the Company's net income. Net interest income was $38,204,000 in 2007 versus $39,067,000 in 2006. As in 2006, the relatively flat yield curve and the increase in competition in West Bank's core markets contributed to the decrease in net interest income.

We continue to believe that we will be successful by meeting the financial needs of our clients with practical financial solutions and by working in partnership with each of our four stakeholders: clients, employees, stockholders and the community.

In 2007, we paid a cash dividend of $.64 per share for an annualized dividend yield of 4.91% based on the year-end closing stock price of $13.04. Total return on an investment in our stock from January 1 through December 31, 2007, was -23.51% compared to the total return of the SNL Midwest Bank Index of -22.06% and the NASDAQ Americas' Community Bank Index of -25.02%. The Company's stock performance was disappointing for us, but was similar to our peers. The financial crisis caused by defaults in the sub-prime mortgage industry and devaluations in the related structured investment vehicles affected the stock performance of almost all financial services companies, including many, like the Company, which did not participate in either sub-prime mortgage products or structured investment vehicles.

The clients profiled in this annual report, Triton Homes, Johnson County Historical Society, and The Iowa Clinic, represent the type of long-standing relationships we have with our many clients. Our goal is to provide each client with the necessary, practical and functional financial solutions ranging from financing, to treasury management, to depository products to asset management.

In 2007, the West Bancorporation Foundation made 72 charitable grants totaling $227,000. Several community projects were accomplished as our employees once again contributed approximately 11,000 hours to community service in our central and eastern Iowa markets.

The first full year following the merger of VMF Capital and Investors Management Group into WB Capital Management Inc. proved to be a success. WB Capital ended the year with approximately $4.5 billion of assets under management. Net income increased to $568,000 from $265,000 in 2006 due to efficiencies gained from the merger.

The primary reason we are successful is because of our employees. Their dedication to our clients, our communities, and to their co-workers makes the Company a special place to work and a special place for our clients. Several outstanding employees were recognized for their efforts in 2007. We awarded the David L. Miller Award to Ron Degen, a senior vice president in commercial banking at West Bank, for his determination and success. This award goes to the employee who demonstrates the determination and grit Dave Miller demonstrated during his career. Marie Roberts received the Outstanding West Bank Employee Award for her efforts as vice president and controller, and Rachel Cropp received the Outstanding WB Capital Employee Award for her role as assistant vice president/operations manager. Finally, Kevin Smith, a senior vice president in commercial banking, received the Community Spirit Award for his contribution to many community organizations.

2008 will be another challenging year for the Company, particularly at West Bank. The credit quality of our loans declined in 2007 due to the downturn in the home building business in both central and eastern Iowa. We are concerned that the current slowdown in economic growth will also impact the commercial real estate business in our markets with a similar impact on our loan portfolio. We are taking the necessary steps to minimize the impact to the Company and will maintain adequate reserves. We also expect the quality of new loans we make in 2008 will be in line with our traditional high standards.

To be successful, we will remain focused on our core businesses as a community bank and an asset manager. To enhance our competitive advantage, we will be introducing new products at West Bank in the first and second quarters and later in the year at WB Capital. At all times, we will continue to be cost conscious and strive to remain among the most efficient financial holding companies in the country.

All of us at West Bank and WB Capital look forward to delivering exceptional service and financial solutions to our clients, and providing competitive financial results for our shareholders.

Very truly yours,


/s/ Thomas E. Stanberry

Thomas E. Stanberry
Chairman, President and
Chief Executive Officer

                                   [GRAPHIC]

                         Decidedly Different Solutions.



               --------------------------------------------------

                            CUSTOMER SUCCESS STORIES

What Drives Innovation

Developing creative, value-driven, customer-friendly products and services for those who desire decidedly different solutions.

Health Savings Accounts

West Bank is now offering Health Savings Accounts (HSAs) to employees of businesses with high deductible health plans. HSA's allow employees to combine a lower-cost high-deductible health insurance policy with separate tax-free savings accounts to pay deductibles and additional qualified out-of-pocket medical expenses. The money contributed to HSAs grows tax free over time, giving employees a smart way to save for qualified medical expenses and follows the employee if they change employers or when they retire.

Marc Meyer, West Bank senior vice president, said offering HSAs provides a great way to introduce West Bank services to new households. "Offering this product as a benefit to our commercial customers' employees helps attract a new set of customers we may not have been able to reach previously," he explained. The product is especially valuable for smaller employers who don't have the advantage of belonging to a large health group. "It's a great benefit that allows and encourages employees to manage their health costs themselves."

West Bank@Work

West Bank has partnered with several businesses to provide free and discounted financial services for employees. West Bank@Work bundles existing West Bank services to offer savings to a business' employees.

"Our intentions with West Bank@Work are to help solidify that commercial relationship, and in turn be able to offer a company's employees a discounted way to do their day-to-day banking," said Paige Sterling-Sitroneto, West Bank vice president of treasury management.

Among the many benefits offered through the program are free ATM/Debit cards, no minimum balance monthly maintenance fees, and no annual fees for debit and ATM banking done through Privilege Status or West Bank ATMs. "It's a benefit to the employees of the company at no charge to the employer," Sterling-Sitroneto added.

SmartyPig(R)

Everyone has a reason to save, but the number of people actually putting money aside is dwindling as credit card use and debt balances skyrocket. West Bank has partnered with SmartyPig to help people save for the things they want instead of sinking deeper into debt. Co-founder Mike Ferrari describes SmartyPig as "a simple, smart and fun way for consumers to save money for specific goals in their life." Those interested in setting up an account need to log on to www.smartypig.com and follow the steps to establish an account. Once a goal is determined, a SmartyPig account is created. Users are then able to save money at their own pace until their goal is reached. SmartyPig allows sensible savers to invite their family and friends to help them reach their goals, pays a competitive interest rate on the money they are saving and provides additional incentives from top retailers who sell exactly what they are saving for when the goal is reached. For more details or to open an account, visit www.smartypig.com.

WB Capital Management AAllocation(sm) Program

Individual and institutional investors have a lot in common. Each seeks to develop diversified portfolios based on risk tolerance, timelines, and market fluctuations. Until now, balancing and rebalancing asset allocations in response to daily market fluctuations was often the responsibility of the individual investor.

WB Capital Management is here to help. Through the AAllocation Program, investors with as little as $250,000 can enjoy portfolio management solutions once reserved for large institutions. "What works for a large institution also works for an individual," said Chris Cook, director and institutional consultant for WB Capital Management Inc. "Every investor needs to be adequately diversified. We're applying institutional thinking to all AAllocation account holders regardless of size," he added.

What Defines Customer Service

Developing and strengthening everyday working relationships, contributing to the communities we serve, and providing unique financial solutions.

Building on the "American Dream"

Providing stylish, affordable homes to first-time home buyers wasn't, at first, a business concept Joel Goodman was sure a bank would want to stand behind. But he knew he had a good idea, and he had established a good relationship with Ron Degen, senior vice president at West Bank. So he took his business proposition to him.

"I don't think residential construction financing was a big part of West Bank's business at the time," Goodman explained. But Degen had helped him with his own first home loan, so he knew Ron would lend a helpful ear to his proposal and find a way to make it happen. And he did.

"Once we started doing projects and building, I knew West Bank would be a great partner with Triton Homes," Goodman said. "It has become a successful partnership."

According to Builder magazine, Triton Homes is the ninth fastest growing home builder in the country in the last four years. "Our mission is to passionately promote the dream of home ownership," said Goodman. "We make it possible for people to own instead of rent."

By targeting working professionals in their twenties and thirties, Triton Homes has found a niche group that appreciates the company's efforts to provide them with affordable housing. The company succeeds by focusing on processes and price points that favorably compete with what a young person might be paying for rent.

Degen believes Goodman's success stems from a strong work ethic and solid character. "When I think of Joel, I think of integrity, honesty, a great team leader, and a family man. He surrounds himself with good people. Triton Homes has put a team together that just gets it done," Degen said. "West Bank tries to give them that kind of service as well, and I think they value that from their relationship with us."

It is also West Bank's personal approach that keeps Goodman a loyal West Bank customer. "I've been a West Bank customer for close to twenty years. I got my first checking account and home loan there, and I've continued to bank with West Bank ever since. They try to invest in people as much as they do the business. I think they embody service by trying to understand the customer's business and help them become successful."

[PHOTO]
Ron Degen
West Bank Senior Vice President

[PHOTO]
Keith Kurth
West Bank Vice President

Providing Decidedly Different Solutions

After being presented with a great, yet unexpected opportunity, the Johnson County Historical Society was scrambling. In an effort to develop the area surrounding the new Coralville Marriott Hotel and Conference Center and generate attractions for its guests, the city of Coralville was offering rent-free space to the Historical Society in a nearby building. But the building was just a shell of a structure and needed interior renovations, requiring a substantial amount of money the Historical Society didn't have.

"We found out we could have the space in February and would need to move in by September," said Shaner Magalhaes, executive director of the Johnson County Historical Society. Knowing that raising the money would be nearly impossible in such a short time, the Historical Society's board of directors came up with an idea. They would seek a loan to fund the renovations up front. The Historical Society would then conduct the fundraising necessary to repay the debt.

Dell Richard, then president of the Historical Society's board of directors, said West Bank's commitment to the community prompted his contact. He approached the bank with the board of directors' plan and said he was very well received.

Knowing the Historical Society's desire to keep borrowing costs to a minimum, West Bank presented a decidedly different solution for financing the renovations. Combining the loan and fundraising needs of the Historical Society, The West Bancorporation Foundation awarded a grant to cover the interest on the low-interest loan made by the bank. By developing a unique financial solution that worked for all parties, the loan from West Bank, and contribution from The West Bancorporation Foundation, contributed to improving the city for residents and visitors alike.

"West Bank recognized the opportunity for the Johnson County Historical Society as an added attraction for Coralville and that it wasn't going to happen unless somebody stepped up financially," said Magalhaes. West Bank worked in partnership with three other local banks to provide the immediate funding the Historical Society needed for building renovations.

"We want to help support and expand that area of renovation in Coralville. West Bank's participation in financing projects in this area of Coralville and the renovations for the Historical Society underscores our overall commitment to community on many levels," said Keith Kurth, West Bank vice president for Eastern Iowa. "By combining the loan and fundraising needs of the Historical Society, we are supporting educational outreach for our citizens as well as attractions that appeal to area visitors."

Facilitating A Healthier Community

After almost 15 years of providing state-of-the-art medical care and doubling both the number of physicians and specialty areas they provided, The Iowa Clinic was beginning to feel the squeeze. With more than 125 practicing physicians and healthcare providers covering 33 medical specialties, they felt the need to expand their facilities.

The Clinic developed an aggressive plan to nearly double the size of their West Lakes building in West Des Moines. The project, scheduled for completion in October 2008, will make health care more convenient for more than 400,000 patients seen annually in their offices by consolidating entire departments and housing them in the new facility. Some departments are currently divided between separate Mercy Medical Center and Iowa Methodist Medical Center campuses.

Steven Herwig, D.O., MBA and chair of The Iowa Clinic's board of directors, said the expansion will be most advantageous to patients who will enjoy the convenience and time-saving benefit of more services under one roof. "A patient can have an x-ray and come immediately up to my office and have the images available," Dr. Herwig explained.

Two new hospitals planned for the area also put the clinic in a prime spot. "We couldn't be in a better location with the new hospitals going up on either side of us," he said.

Construction financing for the new facility was provided by West Bank. David Zielke, chief financial officer for The Iowa Clinic, described the bidding process for the construction financing as very competitive. But he cited West Bank's local ties, competitive rates, and flexible terms as factors that made them the most attractive choice.

Dr. Herwig explained further that West Bank's reputation as a quality financial institution made them a good fit for the kind of partner the Clinic was seeking. "We know what West Bank means to the community. Not only did they compete aggressively, but we knew what kind of partner we were going to get," he said. "We're a part of the Des Moines community, so we prefer to do business with those who are local to the community as well."

Ryan Wedemeyer, West Bank vice president, said that while West Bank has conducted business in the past with The Iowa Clinic, this project is the most significant to date. "From West Bank's perspective, this is a great opportunity for us to be involved in a sizeable project for West Des Moines and the community we serve."

[PHOTO]
Ryan Wedemeyer
West Bank Vice President

                                   [GRAPHIC]

                           Decidedly Different Polish.



               --------------------------------------------------

                           EMPLOYEE CAREER DEVELOPMENT

What Denotes Employee Pride, Passion, & Professionalism

Curious, ambitious, excellence-driven individuals always sharpening their skills for bringing unique financial solutions to their customers and their community.

Helping Brighten Employees' Futures

Always eager to encourage improvement, the Company created the educational assistance program to provide financial support to West Bank and WB Capital Management Inc. employees with the desire to pursue additional education.

"We feel that if employees have the ambition and commitment to work toward a degree or an advanced degree, it's something that needs to be encouraged," said Jill Hansen, West Bank vice president and chief people officer. "Balancing their time between work and school is pretty impressive, and I think employees who take the initiative to do that deserve the support of their employer," she added.

Since its inception in 2004, 22 employees have participated or are currently participating in the Company's educational assistance program receiving or pursuing associate, bachelors or masters degrees. Here are two examples of employees who have benefited from the educational assistance program and have shown great determination in their quest for self-improvement.

Adisa Alibasic

Adisa Alibasic has been a West Bank employee for five years working as a teller and was recently promoted to personal banker. Through West Bank's educational assistance program, Adisa works part time towards her associate's degree in marketing at Des Moines Area Community College while being employed full time at West Bank.

"The education I received at DMACC has helped me advance both in my personal and business life. I've been able to work full time while attending school without the concern of student loans. The educational assistance program has made it really easy for me to go to school," Adisa said.

West Bank was also able to help Adisa with her internship requirement by providing her with an assignment in the marketing department last year. "It was a win-win opportunity when Adisa applied for the program," said Katy Mackay, senior vice president of marketing. "Her branch banking experience and knowledge of the company enabled her to hit the ground running. In turn, the internship program provided Adisa with an opportunity to apply her academic knowledge and skills to marketing, research, training, and planning experiences." Adisa will graduate in May and intends to go on to earn her bachelor's degree.

John Osier

As a fixed income analyst for WB Capital Management Inc., John Osier felt pursuing his MBA degree was the next logical step for his chosen career. "Most members of our fixed income team have their MBAs. After I completed my CFA two years ago, I felt it was a natural progression," he said.

With the help of West Bancorporation's educational assistance program, Osier is enrolled in the University of Iowa MBA for Professionals and Managers program. He said the support he's received from his employer has made pursuing an advanced degree happen much sooner and quicker than if he'd had no financial help.

"This is a great benefit and something that really encourages employees to get more education," he added. "It allows people to expand and help themselves professionally, but at the same time, makes them better employees and more successful overall." John expects to graduate in the fall of 2010.

Staying Connected to Our Community

West Bank and WB Capital Management Inc. have always encouraged employees to stay involved in their communities. Volunteer hours continue to increase annually as new employees show the same commitment to service as veteran employees. According to Brad Winterbottom, West Bank president, employees logged approximately 11,000 hours of community service in 2007 alone. "The numbers show that new people who are joining West Bank and WB Capital Management Inc. are picking up the torch where some of our great volunteers who have retired left off," Winterbottom said.

Han Wu, West Bank vice president, said Variety - the Children's Charity is always popular with employees. "I recruit West Bank and WB Capital employees to help raise funds for Iowa's children in need through the annual telethon. We've been sorting and processing pledges for 14 years. Not only do you get to volunteer, but you get to see the behind-the-scenes production of the telethon. We make it a fun event for our volunteers. It's a rewarding experience." Han added.

                                   [GRAPHIC]

                         Decidedly Different Leadership.



               --------------------------------------------------

                         DIRECTORS & EXECUTIVE OFFICERS

                     West Bancorporation Board of Directors
--------------------------------------------------------------------------------
                 (1) Audit Committee (2) Compensation Committee
                (3) Nominating & Corporate Governance Committee

[INDIVIDUAL PHOTOS]

Frank W. Berlin (2, 3)
President, Frank W. Berlin & Associates
Board member since 1995

Wendy L. Carlson (1)
CFO & General Counsel,
American Equity Investment Life Holding Co.
Board member since 2007

Orville E. Crowley (2)
President, Linden Lane Farms
Board member since 1984

George D. Milligan (1, 2)
President, The Graham Group, Inc.
Board member since 2005

Robert G. Pulver (2, 3)
President & CEO, All-State Industries, Inc.
Board member since 1984

Thomas E. Stanberry
Chairman, President & CEO
Board member since 2003

Jack G. Wahlig (1)
President, Integrus Financial, L.C.
Board member since 2001

Connie Wimer (1, 3)
Chairman, Business Publications Corporation
Board member since 1985

                               Executive Officers
--------------------------------------------------------------------------------

[INDIVIDUAL PHOTOS]

Thomas E. Stanberry
Chairman, President &
Chief Executive Officer

Brad L. Winterbottom
Executive Vice President
President, West Bank

Douglas R. Gulling
Executive Vice President &
Chief Financial Officer

Sharen K. Surber
Executive Vice President,
West Bank

Scott D. Eltjes
Chief Executive Officer,
WB Capital Management Inc.

Jeffrey D. Lorenzen
President & Chief Investment Officer,
WB Capital Management Inc.

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS     (dollars in thousands, except per share amounts)

                                                                             DECEMBER 31
                                                                     ----------------------------
ASSETS                                                                  2007             2006
-------------------------------------------------------------------------------------------------
     Cash and due from banks                                         $    49,529      $    35,063
     Federal funds sold and other short-term investments                     414              615
                                                                     -----------      -----------
              Cash and cash equivalents                                   49,943           35,678

     Securities available for sale                                       231,427          256,731
     Federal Home Loan Bank stock, at cost                                 5,951            4,847
     Loans                                                               985,423          904,422
     Allowance for loan losses                                            (8,935)          (8,494)
                                                                     -----------      -----------
              Loans, net                                                 976,488          895,928
     Premises and equipment, net                                           5,181            5,375
     Accrued interest receivable                                           7,829            8,587
     Goodwill and other intangible assets                                 27,061           27,917
     Bank-owned life insurance                                            24,341           22,956
     Other assets                                                         11,747           10,517
                                                                     -----------      -----------
              Total assets                                           $ 1,339,968      $ 1,268,536
                                                                     ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------
     Deposits:
         Noninterest-bearing demand                                  $   196,698      $   203,964
         Interest-bearing demand                                          85,027           57,605
         Savings                                                         243,405          234,240
         Time, in excess of $100                                         160,936          256,105
         Other time                                                      224,859          173,420
                                                                     -----------      -----------
              Total deposits                                             910,925          925,334

     Federal funds purchased and securities
      sold under agreements to repurchase                                166,930          109,346
     Other short-term borrowings                                           2,672            1,929
     Long-term borrowings                                                123,619          106,019
     Accrued expenses and other liabilities                               14,216           12,096
                                                                     -----------      -----------
              Total liabilities                                        1,218,362        1,154,724
                                                                     -----------      -----------

Stockholders' Equity
------------------------------------------------------------------
     Common stock, no par value; authorized 50,000,000 shares;
      17,462,182 and 17,536,682 shares issued and outstanding at
      December 31, 2007 and 2006, respectively                             3,000            3,000
     Additional paid-in capital                                           32,000           32,000
     Retained earnings                                                    87,084           80,397
     Accumulated other comprehensive loss                                   (478)          (1,585)
                                                                     -----------      -----------
              Total stockholders' equity                                 121,606          113,812
                                                                     -----------      -----------
              Total liabilities and stockholders' equity             $ 1,339,968      $ 1,268,536
                                                                     ===========      ===========

--------------------------------------------------------------------------------

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS
OF INCOME                       (dollars in thousands, except per share amounts)

                                                                              YEARS ENDED DECEMBER 31,
                                                                          -------------------------------
Interest Income:                                                            2007        2006        2005
                                                                          -------------------------------
     Loans                                                                $70,155     $67,176     $50,361
     Securities:
         Government agencies and corporations                               5,834       6,046       6,903
         States and political subdivisions                                  3,742       4,117       4,099
         Other                                                              1,544       1,494       1,700
     Federal funds sold and other short-term investments                      752         903         412
                                                                          -------     -------     -------
                  Total interest income                                    82,027      79,736      63,475

Interest Expense:
     Demand deposits                                                        1,830         464         184
     Savings deposits                                                       7,118       7,448       5,298
     Time deposits                                                         21,203      23,557      10,459
     Federal funds purchased and securities
      sold under agreements to repurchase                                   6,769       4,002       2,484
     Other short-term borrowings                                              345          46       1,683
     Long-term borrowings                                                   6,558       5,152       4,994
                                                                          -------     -------     -------
                  Total interest expense                                   43,823      40,669      25,102
                                                                          -------     -------     -------
                  Net interest income                                      38,204      39,067      38,373

Provision for Loan Losses                                                   2,350       1,725       1,775
                                                                          -------     -------     -------
                  Net interest income after provision for loan losses      35,854      37,342      36,598
                                                                          -------     -------     -------

Noninterest Income:
     Service charges on deposit accounts                                    4,794       4,821       4,660
     Trust services                                                           758         767         820
     Investment advisory fees                                               7,920       8,040       3,349
     Increase in cash value of bank-owned life insurance                      890         857         843
     Net realized gains (losses) from securities available for sale             5        (171)        291
     Other income                                                           1,685       1,557       1,554
                                                                          -------     -------     -------
                  Total noninterest income                                 16,052      15,871      11,517
                                                                          -------     -------     -------

Noninterest Expense:
     Salaries and employee benefits                                        13,560      13,937      10,308
     Occupancy                                                              3,579       3,433       2,497
     Data processing                                                        1,912       1,920       1,428
     Other expenses                                                         5,459       5,388       4,412
                                                                          -------     -------     -------
                  Total noninterest expense                                24,510      24,678      18,645
                                                                          -------     -------     -------
                  Income before income taxes                               27,396      28,535      29,470

Income Taxes                                                                8,476       9,128       9,395
                                                                          -------     -------     -------
                  Net income                                              $18,920     $19,407     $20,075
                                                                          =======     =======     =======

Earnings per Share:
     Basic                                                                $  1.08     $  1.11     $  1.14
                                                                          =======     =======     =======

--------------------------------------------------------------------------------

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY            (dollars in thousands, except per share amounts)

                                                                                                          Accumulated
                                                                                                             Other
                                                                             Additional                  Comprehensive
                                               Comprehensive      Common       Paid-in       Retained        Income
Years Ended December 31, 2007, 2006, & 2005       Income          Stock        Capital       Earnings        (Loss)         Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                      $   3,000     $  32,000     $  62,565      $      55      $  97,620
Comprehensive Income
   Net income                                    $  20,075             --            --        20,075             --         20,075
   Other comprehensive loss,
      unrealized (losses) on securities,
      net of reclassification adjustment,
      net of tax                                    (2,485)            --            --            --         (2,485)        (2,485)
                                                 ---------
Total Comprehensive Income                       $  17,590
                                                 =========
Cash dividends declared,
 $0.610 per share                                                      --            --       (10,689)            --        (10,689)
                                                                ---------     ---------     ---------      ---------      ---------

Balance, December 31, 2005                                          3,000        32,000        71,951         (2,430)       104,521
Comprehensive Income
   Net income                                    $  19,407             --            --        19,407             --         19,407
   Other comprehensive income,
      unrealized gains on securities,
      net of reclassification adjustment,
      net of tax                                       845             --            --            --            845            845
                                                 ---------
Total Comprehensive Income                       $  20,252
                                                 =========
Cash dividends declared,
 $0.625 per share                                                      --            --       (10,956)            --        (10,956)
Purchase of fractional shares resulting
 from stock dividend                                                   --            --            (5)            --             (5)
                                                                ---------     ---------     ---------      ---------      ---------

Balance, December 31, 2006                                          3,000        32,000        80,397         (1,585)       113,812
Comprehensive Income
   Net income                                    $  18,920             --            --        18,920             --         18,920
   Other comprehensive income,
      unrealized gains on securities,
      net of reclassification adjustment,
      net of tax                                     1,107             --            --            --          1,107          1,107
                                                 ---------
Total Comprehensive Income                       $  20,027
                                                 =========
Shares reacquired under the
 common stock repurchase plan                                          --            --          (974)            --           (974)
Cash dividends declared,
 $0.640 per share                                                      --            --       (11,224)            --        (11,224)
Other                                                                  --            --           (35)            --            (35)
                                                                ---------     ---------     ---------      ---------      ---------

Balance, December 31, 2007                                      $   3,000     $  32,000     $  87,084      $    (478)     $ 121,606
                                                                =========     =========     =========      =========      =========

--------------------------------------------------------------------------------

FORM 10-K
--------------------------------------------------------------------------------
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request to the Chief Financial Officer. The annual report will also be available on the Securities and Exchange Commission's Web site at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's investor relations web page at www.westbankiowa.com.

                    West Bancorporation, Inc. & Subsidiaries

STOCK INFORMATION

West Bancorporation, Inc. common stock is traded on the NASDAQ Global Market and quotations are furnished by the NASDAQ System. There were 282 common stockholders of record on December 31, 2007, and an estimated 1,000 additional beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information (1)
--------------------------------------------------------------------------------
2007                                         High           Low        Dividends
--------------------------------------------------------------------------------
       1st quarter                          $18.25        $14.29        $0.160
       2nd quarter                           16.36         14.17         0.160
       3rd quarter                           16.19         14.68         0.160
       4th quarter                           15.98         11.85         0.160

2006
--------------------------------------------------------------------------------
       1st quarter                          $18.95        $16.67        $0.152
       2nd quarter                           19.98         15.24         0.152
       3rd quarter                           18.10         15.61         0.160
       4th quarter                           19.02         16.69         0.160

--------------------------------------------------------------------------------
(1) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

NASDAQ SYMBOL: WTBA    WALL STREET JOURNAL & OTHER NEWSPAPERS: WestBcp

Transfer Agent/Dividend Paying Agent      General Counsel           Independent Registered Public Accounting Firm
------------------------------------      ---------------           ---------------------------------------------
Illinois Stock Transfer Company           Ahlers & Cooney, P.C.     McGladrey & Pullen, LLP
209 West Jackson Boulevard, Suite 903     100 Court Avenue          400 Locust Street
Chicago, Illinois 60606-6905              Suite 600                 Suite 640
800-757-5755                              Des Moines, IA 50309      Des Moines, IA 50309
www.illinoisstocktransfer.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiaries as of December 31, 2007, and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2007 and in our report dated March 5, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Des Moines, Iowa                          /s/ McGladrey & Pullen, LLP
March 5, 2008

                          WEST BANK BOARD OF DIRECTORS

Frank W. Berlin
President, Frank W. Berlin & Associates

Thomas A. Carlstrom
Neurosurgeon

Joyce A. Chapman
Executive Vice President, West Bank - Retired

Craig P. Damos
President & CEO, The Weitz Company

Douglas R. Gulling
Chief Financial Officer, West Bank

Kaye R. Lozier
Director of Development,
Greater Des Moines Community Foundation

David R. Milligan
Attorney, Ahlers & Cooney, PC

George D. Milligan
President, The Graham Group, Inc.

Robert G. Pulver
President & CEO,
All-State Industries, Inc.

Thomas E. Stanberry
Chairman & Chief Executive Officer, West Bank

Jack G. Wahlig
President, Integrus Financial, L.C.

Connie Wimer
Chairman,
Business Publications Corporation

Brad L. Winterbottom
President, West Bank

DIRECTORS EMERITUS
--------------------------------------------------------------------------------

Orville Crowley
President, Linden Lane Farms

Harlan Hockenberg
Attorney, Coppola, McConville, Coppola, Hockenberg & Scalise, P.C.

Paul Knapp
Vice President, Knapp Properties, Inc.

                  WB CAPITAL MANAGEMENT INC. BOARD OF DIRECTORS

Scott D. Eltjes
Chief Executive Officer

Douglas R. Gulling
Treasurer

Jeffrey D. Lorenzen
President & Chief Investment Officer

Thomas E. Stanberry
Chairman

Brad L. Winterbottom

                               AFFILIATE LOCATIONS

[WESTBANK LOGO]
--------------------------------------------------------------------------------

   Des Moines Market
   -----------------------------------------------------------------------------

   Main Bank
   1601 22nd Street o West Des Moines

   Grand
   125 Grand Avenue o West Des Moines

   Urbandale
   3255 99th Street o Urbandale

   North
   3839 Merle Hay Road o Des Moines

   City Center
   809 6th Avenue o Des Moines

   East
   2440 East Euclid o Des Moines

   South
   SW 9th & Watrous o Des Moines

   Eastern Iowa Market
   -----------------------------------------------------------------------------

   Downtown
   229 S. Dubuque Street o Iowa City

   East
   1910 Lower Muscatine Road o Iowa City

   Coralville
   1150 5th Street o Coralville

[WB CAPITAL LOGO]
--------------------------------------------------------------------------------

   1415 28th Street
   Suite 200
   West Des Moines, IA 50266

   1150 5th Street
   Coralville, IA 52241

   Phone: 800.343.7084

[WEST BANCORPORATION LOGO]
--------------------------------------------------------------------------------

   1601 22nd Street
   West Des Moines, IA 50266

   Phone: 515.222.2300


                                                                       [GRAPHIC]
Member FDIC                                                        EQUAL HOUSING
                                                                          LENDER


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